Exhibit 99.1

Management’s responsibility for financial reporting

The accompanying consolidated financial statements of Corus Entertainment Inc. and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors (the “Board”).

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include a reconciliation to U.S. generally accepted accounting principles.  When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.  Financial statements are not precise since they include certain amounts based on estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects.  Management has prepared the financial information presented elsewhere in this Annual Report and has ensured that it is consistent with the consolidated financial statements.

Corus Entertainment Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost.  Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.  During the past year, management has maintained the operating effectiveness of internal control over external financial reporting.  As at year end, we have determined that internal control over financial reporting is effective and Corus Entertainment Inc. has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (“SEC”) under Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”).  In compliance with Section 302 of SOX, Corus Entertainment Inc.’s Chief Executive Officer and Chief Financial Officer provided to the SEC a certification related to Corus Entertainment Inc.’s annual disclosure document in the U.S. (Form 40-F).  The same certification was provided to the Canadian Securities Administrators.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility through its Audit Committee (the “Committee”).

The Committee is appointed by the Board, and the majority of its members are outside unrelated directors.  The Committee meets periodically with management, as well as with the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting items, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors’ report.  The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders.  The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), on behalf of the shareholders. Ernst & Young LLP has full and free access to the Committee.

signed	signed
John M. Cassaday	Thomas C. Peddie fca
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Report of independent auditors

To the shareholders of Corus Entertainment Inc.
We have audited the consolidated balance sheets of Corus Entertainment Inc. (the “Company”) as at August 31, 2010 and 2009 and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2010 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of August 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 5, 2010 expressed an unqualified opinion thereon.

signed
Ernst & Young LLP
Toronto, Canada	Chartered Accountants
November 5, 2010	Licensed Public Accountants

Independent auditors’ report on internal controls under the standards of the Public Company Accounting Oversight Board (United States)

To the shareholders of Corus Entertainment Inc.
We have audited Corus Entertainment Inc.’s (the “Company”) internal control over financial reporting as of August 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s responsibility for financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Corus Entertainment Inc. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2010, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as at August 31, 2010 and 2009, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2010 of Corus Entertainment Inc. and our report dated November 5, 2010 expressed an unqualified opinion thereon.

signed
Ernst & Young LLP
Toronto, Canada	Chartered Accountants
November 5, 2010	Licensed Public Accountants

CORUS ENTERTAINMENT INC.
Consolidated Balance Sheets
As at August 31
(in thousands of Canadian dollars)

	2010	2009
ASSETS (note 9)
Current
Cash and cash equivalents	7,969	10,922
Accounts receivable (notes 3 and 25)	175,134	146,784
Income taxes recoverable	1,781	7,267
Prepaid expenses and other	18,008	14,377
Program and film rights	159,726	146,195
Future tax asset (note 14)	6,423	1,788
Total current assets	369,041	327,333

Tax credits receivable	39,597	26,698
Investments and other assets (note 4)	22,699	23,693
Property, plant and equipment (note 5)	161,585	76,450
Program and film rights	88,684	92,579
Film investments (note 6)	100,454	92,180
Broadcast licenses (note 7)	582,166	561,741
Goodwill (note 7)	695,029	674,029
	2,059,255	1,874,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 8)	203,422	171,055

Long-term debt (note 9)	691,891	651,767
Other long-term liabilities (note 10)	91,423	73,360
Future tax liability (note 14)	98,516	102,842
Total liabilities	1,085,252	999,024

Non-controlling interest	18,055	21,401

SHAREHOLDERS’ EQUITY
Share capital (note 11)	856,655	840,602
Contributed surplus	11,780	17,303
Retained earnings	98,669	20,380
Accumulated other comprehensive loss (note 22)	(11,156)	(24,007)
Total shareholders’ equity	955,948	854,278
	2,059,255	1,874,703

Commitments, contingencies and guarantees (notes 9 and 24)

See accompanying notes

On behalf of the Board:

John M. Cassaday	Heather A. Shaw
Director	Director

CORUS ENTERTAINMENT INC.
Consolidated Statements of Income (loss) and Comprehensive Income (loss)
For the years ended August 31
(in thousands of Canadian dollars, except per share amounts)

	2010	2009	2008
Revenues (notes 23 and 25)	836,221	788,718	787,156
Direct cost of sales, general and administrative expenses (notes 11, 21, 24 and 25)	572,152	537,528	535,026
Depreciation	23,151	20,704	22,054
Interest expense (notes 9 and 12)	47,223	37,426	41,313
Broadcast license and goodwill impairment (note 7)	-	175,000	-
Disputed regulatory fees (note 24)	(16,194)	5,258	10,936
Debt refinancing loss (note 9)	14,256	-	-
Restructuring charges (note 8)	12,924	8,632	6,142
Other expense (income), net (notes 13, 21 and 24)	14,972	(204)	1,711
Income before income taxes and non-controlling interest	167,737	4,374	169,974
Income tax expense (note 14)	35,119	56,350	35,519
Non-controlling interest	5,884	4,659	4,620
Net income (loss) for the year	126,734	(56,635)	129,835

Earnings (loss) per share (note 11)
Basic	$1.57	$(0.71)	$1.57
Diluted	$1.56	$(0.71)	$1.54

Net income (loss) for the year	126,734	(56,635)	129,835
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	(24)	718	(23)
Unrealized change in fair value of available-for-sale investments	200	(253)	(1,114)
Recognition of change in fair value of available-for sale assets in net income	-	1,692	-
Unrealized change in fair value of cash flow hedges, net of tax	3,431	(6,014)	(13,851)
Recognition of change in fair value of cash flow hedge in net income	9,244	-	-
	12,851	(3,857)	(14,988)
Comprehensive income (loss) for the year	139,585	(60,492)	114,847

See accompanying notes

CORUS ENTERTAINMENT INC.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended August 31
(in thousands of Canadian dollars)

	2010	2009	2008
Share capital
Balance, beginning of year	840,602	848,257	882,244
Issuance of shares under stock option plan	12,027	597	12,338
Shares repurchased (note 11)	-	(8,450)	(46,555)
Issuance of shares under dividend reinvestment plan	3,731	-	-
Repayment of executive stock purchase loans	295	198	230
Balance, end of year	856,655	840,602	848,257

Contributed surplus
Balance, beginning of year	17,303	17,304	10,250
Stock-based compensation	907	5,154	7,904
Settlement and modification of long-term incentive plan (note 11)	(4,659)	(5,138)	-
Exercise of stock options	(1,771)	(17)	(850)
Balance, end of year	11,780	17,303	17,304

Retained earnings
Balance, beginning of year	20,380	131,594	95,568
Cumulative impact of accounting changes (note 2)	-	-	(1,594)
Adjusted opening balance	20,380	131,594	93,974
Net income (loss) for the year	126,734	(56,635)	129,835
Dividends declared (note 11)	(48,445)	(47,946)	(47,326)
Shares repurchased excess	-	(6,633)	(44,889)
Balance, end of year	98,669	20,380	131,594

Accumulated other comprehensive loss
Balance, beginning of year	(24,007)	(20,150)	(12,169)
Cumulative impact of accounting changes (note 2)	-	-	7,007
Adjusted opening balance	(24,007)	(20,150)	(5,162)
Other comprehensive income (loss), net of tax	12,851	(3,857)	(14,988)
Balance, end of year	(11,156)	(24,007)	(20,150)

See accompanying notes

CORUS ENTERTAINMENT INC.
Consolidated Statements of Cash Flows
For the years ended August 31
(in thousands of Canadian dollars)

	2010	2009	2008
OPERATING ACTIVITIES
Net income (loss) for the year	126,734	(56,635)	129,835
Add (deduct) non-cash items:
Depreciation	23,151	20,704	22,054
Broadcast license and goodwill impairment	-	175,000	-
Amortization of program rights	166,150	159,532	145,661
Amortization of film investments	38,456	25,545	28,393
Future income taxes	(14,167)	13,637	(7,321)
Non-controlling interest	5,884	4,659	4,620
Stock option expense	907	1,314	1,917
Imputed interest	8,635	7,054	6,390
Debt refinancing loss	14,256	-	-
Other	1,945	(432)	2,203
Net change in non-cash working capital
balances related to operations (note 20)	3,476	(4,649)	(4,964)
Payment of program rights	(167,310)	(189,583)	(141,917)
Net additions to film investments	(64,051)	(42,907)	(56,293)
Cash provided by operating activities	144,066	113,239	130,578

INVESTING ACTIVITIES
Additions to property, plant and equipment	(83,049)	(22,503)	(17,552)
Business combinations (note 16)	(40,000)	(76,533)	(774)
Cash held in escrow	-	74,950	(74,950)
Net cash flows for investments and other assets	2,745	6,966	(4,251)
Decrease in public benefits associated with
acquisitions	(820)	(2,744)	(3,993)
Cash used in investing activities	(121,124)	(19,864)	(101,520)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	(444,938)	(40,219)	85,594
Issuance of notes	500,000	-	-
Financing and swap termination fees	(30,997)	-	-
Issuance of shares under stock option plan	10,256	580	11,488
Shares repurchased	-	(15,083)	(91,444)
Dividends paid	(44,605)	(48,021)	(46,284)
Dividend paid to non-controlling interest	(10,220)	(2,994)	(1,742)
Other	(5,391)	3,642	(375)
Cash used in financing activities	(25,895)	(102,095)	(42,763)

Net decrease in cash and cash equivalents during the year	(2,953)	(8,720)	(13,705)
Cash and cash equivalents, beginning of year	10,922	19,642	33,347
Cash and cash equivalents, end of year	7,969	10,922	19,642

Supplemental cash flow disclosures (note 20)

See accompanying notes

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

1.	Basis of presentation
Corus Entertainment Inc. (“Corus” or the “Company”) is a diversified Canadian communications and entertainment company. The Company is incorporated under the Canada Business Corporations Act and its Class B Non-Voting Shares are listed on the Toronto Stock Exchange (the “TSX”).

2.	Significant accounting policies
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

Changes in accounting policies
Effective September 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”.  Section 3064 gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450, “Research and Development Costs”, was withdrawn from the CICA Handbook. Adopting this accounting change did not have a significant impact on the Company’s consolidated financial statements.

Basis of consolidation
The consolidated financial statements include the accounts of Corus and all of its subsidiaries, all of which are wholly owned except for Country Music Television Limited (80% interest), Telelatino Network Inc. (50.5% interest), DUSK (51% interest) and Cosmopolitan TV (54% interest), as well as its proportionate share of the accounts of its joint ventures. Investments in entities over which the Company exercises significant influence are accounted for using the equity method.  Intercompany transactions and balances have been eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions made by management in the preparation of the Company’s consolidated financial statements include future revenue projections for investments in film and television programs; provisions for doubtful accounts to reflect credit exposures; valuation allowances and impairment assessments for various assets including investments in film and television programs; property, plant and equipment; long-term investments; current and future income taxes; broadcast licenses and goodwill. Actual results could differ from those estimates.

Revenue recognition
Advertising revenues are recognized in the period in which the advertising is aired under broadcast contracts.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

Affiliate subscriber fee revenues are recognized monthly based on subscriber levels.

Product and distribution revenues from the distribution and licensing of film rights are recognized when all of the following conditions are met: (i) persuasive evidence of a sale or licensing arrangement with a customer exists; (ii) the film is complete and has been delivered or is available for immediate and unconditional delivery; (iii) the license period of the arrangement has begun; (iv) the arrangement fee is fixed or determinable; and (v) collection of the arrangement fee is reasonably assured. Non-refundable recoupable minimum guarantees received under licensing arrangements for home videos where film titles are cross-collateralized are deferred and recognized as revenue over the license term when the underlying home videos are sold as reported by third parties.

Customer advances on contracts are recorded as unearned revenue until all of the foregoing revenue recognition conditions have been met.

Non-refundable advances that are not cross-collateralized and royalties from merchandise licensing, publishing and music contracts are recognized when the license period has commenced and collection is reasonably assured. Advances that are cross-collateralized are deferred and recognized as revenue over the license term when the underlying royalties are reported as earned by third parties.

Cash and cash equivalents
Cash and cash equivalents include cash and short-term deposits with maturities of less than three months at the date of purchase.  Cash that is held in escrow, or otherwise restricted from use, is excluded from current assets and is reported separately from cash and cash equivalents.

Property, plant and equipment
Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Land and assets not available for use	Not depreciated
Broadcasting equipment	10 years
Production equipment	5 years
Leasehold improvements	Lease term
Buildings	20-40 years
Computer equipment	3 years
Furniture and fixtures	7 years
Other	4-10 years

Program rights
Program rights represent contract rights acquired from third parties to broadcast television programs, feature films and radio programs. The assets and liabilities related to these rights are recorded when the license period has begun and all of the following conditions have been met: (i) the cost of the rights is known or reasonably determinable; (ii) the program material is accepted by the Company in accordance with the license agreement; and (iii) the material is available to the Company for airing. Long-term liabilities related to these rights are recorded at the net present values of future cash flows, using an appropriate discount rate. These costs are amortized over the contracted exhibition period as the programs or feature films are aired. Program and film rights are carried at cost less accumulated amortization.  If program rights, feature films or radio programs are not scheduled they are considered impaired and written off.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

Amortization of program rights is included in direct cost of sales, general and administrative expenses and has been disclosed separately in the consolidated statements of cash flows.

Film investments
Film investments represent the costs of projects in development, projects in process, the unamortized costs of proprietary films and television programs that have been produced by the Company or for which the Company has acquired distribution rights, and investments in third-party-produced film projects. Such costs include development and production expenditures and attributed studio and other costs that are expected to benefit future periods.

The individual-film-forecast-computation method is used to determine amortization. The capitalized costs and the estimated total costs of participations and residuals, net of anticipated federal and provincial program contributions, production tax credits and co-producers’ shares of production costs, are charged to amortization expense on a series or program basis in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). Ultimate revenue is projected for periods not exceeding 10 years from the date of delivery or acquisition. For episodic television series, ultimate revenue includes estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. Estimates of gross revenue can change significantly due to the level of market acceptance of film and television products. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted. Such adjustments could have a material effect on the results of operations in future periods.

The Company reviews the status of projects in development quarterly. If, in the opinion of management, any such projects will not progress toward production, the accumulated costs are charged to direct cost of sales. Projects are written off at the earlier of: (i) the date determined not to be recoverable, or when projects under development are abandoned; and (ii) three years from the date of the initial investment.

Projects in process represent the accumulated costs of television series or feature films currently in production.

Completed project and distribution rights are stated at the lower of unamortized cost and recoverable amount as determined on a series or program basis. Revenue and cost forecasts for each production are evaluated quarterly in connection with a comprehensive review of the Company’s film investments, on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost, the carrying value is compared to the future cash flows and if the carrying value is not recoverable, the carrying value is written down to fair value.  Fair value of the film is determined using management’s estimates of future revenues under a discounted cash flow approach. A writedown is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

Investments in third-party-produced film projects are carried at the lower of cost and fair value.

Amortization of film investments is included in direct cost of sales, general and administrative expenses and has been disclosed separately in the consolidated statements of cash flows.

Broadcast licenses and goodwill
The cost incurred in a business combination is allocated to the fair value of related identifiable tangible and intangible assets acquired. Historically, identifiable intangible assets acquired consist primarily of broadcast licenses. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill.

Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without substantial cost and without material modification of the existing terms and conditions of the license.

Broadcast licenses and goodwill are tested for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. The Company has selected August 31 as the date it performs its annual impairment test.

Goodwill impairment is determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit by using various valuation techniques with the primary methods employed being a discounted cash flow (“DCF”) analysis and a market-based approach. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the DCF analysis are based on the Company’s budgets and business plans, and various growth rates have been assumed for years beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In assessing the reasonableness of its determined fair values, the Company evaluates its results against other value indicators such as comparable company public trading values, research analyst estimates and values observed in private market transactions. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is required to be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

The impairment test for broadcast licenses consists of comparing the carrying amount of broadcast licenses to their fair values.  If the carrying amount exceeds its fair value, an impairment charge is then recognized on the consolidated statements of income (loss).  The Company uses a direct-method valuation approach known as the Greenfield income valuation method in determining fair value.  Under this method, the Company projects the cash flows that would be generated by each of its units of accounting as if the unit of accounting were to commence operations in each of its markets at the beginning of the valuation period.  This cash flow stream is discounted to arrive at a value for the broadcast license.  The Company assumes the competitive situation that exists in each market remains unchanged, with the exception that its unit of accounting was just beginning operations.  Major assumptions involved in this analysis include revenue growth rates, profit margin, duration and profile of the start-up period, estimated start-up costs and losses incurred during the build-up period, the risk-adjusted discount rate and terminal values.  For its radio stations, the Company has determined the unit of accounting to be all of its stations in a local market.  For its television operations, the Company has determined the unit of accounting to be each individual broadcast license.

Government financing and assistance
The Company has access to several government programs that are designed to assist film and television production in Canada. Funding from certain programs provides a supplement to a series’ Canadian license fee and is recorded as revenue when cash has been received. Government assistance with respect to federal and provincial production tax credits is recorded as a reduction of film investments when eligible expenditures are made and there is reasonable assurance of realization. Assistance in connection with equity investments is recorded as a reduction in film investments.

Government grants approved for specific publishing projects are recorded as revenue when the related expenses are incurred.

Income taxes
The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Foreign currency translation
The assets and liabilities of the Company’s self-sustaining operations having a functional currency that is not in Canadian dollars are translated into Canadian dollars using the exchange rate in effect at the consolidated balance sheet dates, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are recorded in other comprehensive income (loss) for the year.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

For integrated foreign operations and domestic assets and liabilities denominated in foreign currencies, monetary items are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses are included in net income (loss) for the year.

Financial instruments and hedging relationships
The Company has classified its cash equivalents and derivative financial instruments that are not designated as hedges as held-for-trading.  They are presented at their fair value and gains or losses arising on revaluation at the end of each year are included in net income (loss) for the year. Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and certain components of other long-term liabilities are classified as other financial liabilities and are also measured at amortized cost.  Investments in equity instruments are considered available-for-sale.  Available-for-sale investments are carried at fair value on the consolidated balance sheets, with changes in fair value recorded in other comprehensive income (loss), until such time as the investments are disposed of or an other-than-temporary impairment has occurred, in which case the impairment is recorded in net income (loss) for the year. Long-term debt instruments have been classified as other financial liabilities and are measured at amortized cost. Financial instruments measured at amortized cost use the effective interest rate method of amortization.

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in net income (loss) for the year unless they are effective cash flow hedging instruments.  Derivative financial instruments that are designated as cash flow hedges, such as interest rate swap agreements, are presented at their fair value, with gains or losses arising from the revaluation at the end of each year included in other comprehensive income (loss) to the extent of hedge effectiveness.

In adopting these recommendations, the Company made the following adjustments to the consolidated balance sheet as at September 1, 2007:

Debits (credits)
Investments and other assets (a)	8,482
Program and film rights (b)	(4,946)
Deferred charges (c)	(4,100)
Long-term debt (c)	4,205
Other long-term liabilities (b)	2,332
Future tax liability	(560)
Retained earnings (b) (c)	1,594
Accumulated other comprehensive loss (a)	(7,007)

(a)
An increase to investments of $8,768 was booked to record unrealized gains on derivative contracts, and a decrease of $286 was booked to record unrealized losses on available-for-sale investments.  This resulted in a net-of-tax transition adjustment of $(7,007) to accumulated other comprehensive loss.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

(b)
Decreases to program and film rights and other long-term liabilities were booked to reflect the balances as if the effective interest rate method had always been used to record program and film rights assets and liabilities.  This resulted in a net-of-tax transition adjustment of $1,699 to retained earnings.

(c)
Decreases to deferred charges and long-term debt were booked to reflect the balances as if the effective interest rate method had always been used to record financing fees associated with long-term debt.  This resulted in a transition adjustment of $(105) to retained earnings.

With the adoption of these standards, the consolidated financial statements now include consolidated statements of comprehensive income.  The comparative consolidated financial statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition guidance.

The adoption of these standards did not have a significant impact on net income for the year ended August 31, 2008.

Stock-based compensation and other stock-based payments
The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option pricing model and expensed over the option’s vesting period. Compensation expense related to the Performance Share Units and long-term incentive plan is accrued over the term of the service period based on the expected total compensation to be paid out at the end of the restriction period. Cash-settled instruments such as the Performance Share Units and awards under the long-term incentive plan are classified as liabilities and measured at intrinsic value.  Equity-settled instruments such as stock options are classified as equity and fair value is measured and fixed at the date of grant. Consideration paid by the Company under its Employee Share Purchase Plan is included in direct cost of sales, general and administrative expenses.

Earnings (loss) per share
Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings (loss) per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of stock options is determined using the treasury stock method.

Impairment of long-lived assets
When events or circumstances indicate potential impairment, long-lived assets, other than broadcast licenses and goodwill, are written down to their fair value if the net carrying amount of the asset exceeds the net recoverable amount, calculated as the sum of undiscounted cash flows related to the asset.

Future accounting policy changes
In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”.  Section 1582 establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and for the accounting of a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These new standards will be effective for fiscal years beginning on or after January 1, 2011 but may be early adopted.  The Company is currently evaluating the effects of adopting these changes.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

3.	Accounts receivable

	2010	2009
Trade	166,683	136,311
Other	11,535	13,868
	178,218	150,179
Less allowance for doubtful accounts	3,084	3,395
	175,134	146,784

4.	Investments and other assets

	2010	2009
Equity investments	7,914	10,229
Trademark intangible assets	11,744	8,349
Other (note 25)	3,041	5,115
	22,699	23,693

Trademark intangible assets as at August 31, 2010 are presented net of accumulated amortization of $2,777 (2009 - $843).

5.	Property, plant and equipment

2010	Cost	Accumulated depreciation	Net book value
Broadcasting equipment	48,760	12,508	36,252
Production equipment	33,933	28,931	5,002
Leasehold improvements	77,497	7,653	69,844
Buildings	18,321	7,993	10,328
Computer equipment	52,411	35,826	16,585
Furniture and fixtures	18,284	5,893	12,391
Assets under construction	3,429	-	3,429
Land	6,868	-	6,868
Other	1,667	781	886
	261,170	99,585	161,585
2009	Cost	Accumulated depreciation	Net book value
Broadcasting equipment	24,486	9,958	14,528
Production equipment	43,993	34,610	9,383
Leasehold improvements	26,080	16,200	9,880
Buildings	18,357	6,606	11,751
Computer equipment	50,460	43,637	6,823
Furniture and fixtures	12,953	11,024	1,929
Assets under construction	14,350	-	14,350
Land	6,870	-	6,870
Other	1,761	825	936
	199,310	122,860	76,450

Included in property, plant and equipment are assets under capital lease with a cost of $25,137 at August 31, 2010 (2009 - nil) and an accumulated depreciation of $1,060 (2009 - nil).

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

6.	Film investments

	2010	2009
Projects in development and in process, net of advances	27,712	22,173
Completed projects and distribution rights	47,205	45,595
Investments in third-party-produced film projects	25,537	24,412
	100,454	92,180

	2010	2009
Balance at beginning of the period	92,180	80,819
Additions	66,943	54,636
Tax credit accrual	(15,998)	(15,221)
Amortization	(38,456)	(25,545)
Transfer to program rights	(4,215)	(2,509)
Balance at the end of the period	100,454	92,180

The Company expects that 34% and 73% of the net book value of completed projects and distribution rights will be amortized during the year ending August 31, 2011 and three years ending August 31, 2013, respectively. It is estimated that at least 80% will be amortized within four years.

The Company expects that $9,847 of accrued participation liabilities will be paid during the year ending August 31, 2011.

7.	Broadcast licenses and goodwill
Broadcast licenses and goodwill are tested for impairment annually as at August 31 or more frequently if events or changes in circumstances indicate that they may be impaired.  At August 31, 2010, the Company performed its annual impairment test for fiscal 2010 and determined that there were no impairments for the year then ended.

During the third quarter of fiscal 2009, the Company concluded that an interim goodwill and broadcast license impairment test was required for the Radio reporting unit.  This conclusion was based on an assessment of a number of factors, the most significant being the unprecedented double-digit decline in radio advertising revenues experienced in the third quarter and the completion of the Company's annual business planning cycle also during the third quarter. Each of these factors highlighted adverse market factors affecting radio industry trading multiples in general and the Radio reporting unit’s value in particular.

The broadcast license impairment test indicated impairments in certain markets, and so the Company recorded a charge of $11,500 in the third quarter of fiscal 2009.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

With respect to the goodwill impairment test, the fair value of Radio was determined to be below its carrying amount.  As a result, a goodwill impairment charge of $163,500 was recorded at May 31, 2009.

The goodwill impairment was finalized in the fourth quarter of 2009, and resulted in no adjustments to the impairment charge recorded in the third quarter.

The changes in the book value of goodwill, by segment, for the years ended August 31 were as follows:

2010	Opening	Acquisitions	Closing
Radio
West	129,289	-	129,289
Ontario	103,630	-	103,630
Quebec and other	23,564	-	23,564
Television
Kids	143,547	-	143,547
Specialty and Pay	273,999	21,000	294,999
	674,029	21,000	695,029

2009	Opening	Acquisitions	Dispositions	Impairment	Reallocation	Closing
Radio	419,983	-	-	(163,500)	(256,483)	-
West	-	-	-	-	129,289	129,289
Ontario	-	-	-	-	103,630	103,630
Quebec and other	-	-	-	-	23,564	23,564
Television	377,871	43,574	(3,899)	-	(417,546)	-
Kids	-	-	-	-	143,547	143,547
Specialty and Pay	-	-	-	-	273,999	273,999
	797,854	43,574	(3,899)	(163,500)	-	674,029

During fiscal 2010, the Company did not dispose of any goodwill.  In fiscal 2009, goodwill was reallocated from the divisions in total to the new operating segments within the divisions (note 15).

The changes in the book value of broadcast licenses, by division, for the years ended August 31, were as follows:

2010	Opening	Acquisitions	Disposals	Closing
Radio	189,490	-	(2,575)	186,915
Television	372,251	23,000	-	395,251
	561,741	23,000	(2,575)	582,166

2009	Opening	Acquisitions	Impairment/	Closing
Radio	200,990	-	(11,500)	189,490
Television	332,501	40,500	(750)	372,251
	533,491	40,500	(12,250)	561,741

Goodwill and broadcast licenses are located primarily within Canada.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

8.	Accounts payable and accrued liabilities

	2010	2009
Trade accounts payable and accrued liabilities	104,163	65,743
Program rights payable	79,646	78,821
Film investment accruals	4,092	2,295
Dividends payable	8,111	8,002
Capital lease accrual	7,410	-
Disputed regulatory fees (note 24)	-	16,194
	203,422	171,055

As at August 31, 2009, the Company had $8,329 in accrued restructuring expenses in accounts payable and accrued liabilities and other long-term liabilities.  In the fourth quarter of fiscal 2010, the Company undertook a significant restructuring to streamline processes in the new Corus Quay facility.  This resulted in the Company recording a charge of $12,924 in the fourth quarter, of which $11,264 relates to severance and employee-related expenses, and $1,660 relates to other process-related expenses.  In fiscal 2010, $7,497 has been paid in respect of these provisions and as at August 31, 2010, $13,756 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2011.

9.	Long-term debt

	2010	2009
Bank loans	208,015	653,564
Senior unsecured guaranteed notes	500,000	-
Unamortized financing fees	(16,124)	(1,797)
	691,891	651,767

In the second quarter of fiscal 2010, the Company closed an offering of $500,000 principal amount of 7.25% senior unsecured guaranteed notes due February 10, 2017 (the “Notes”).

Concurrent with the closing of the offering of the Notes, the Company entered into an amended credit facility with a syndicate of banks that matures on February 11, 2014.  The amount committed is $500,000, which is available on a revolving basis, and is otherwise on terms and conditions substantially similar to the Company’s prior credit facility.

The transactions noted above resulted in the Company recording a $14,256 debt refinancing loss in the second quarter of fiscal 2010.  The components of this loss include mark-to-market payments on the interest rate swap agreement termination and the write-off of unamortized financing fees related to the bank loans that were settled.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at August 31, 2010, the weighted average interest rate on the outstanding bank loans and Notes was 6.5% (2009 - 1.6%). Interest on the bank loans, including the impact of the swap, and Notes averaged 5.5% for fiscal 2010 (2009 - 4.2%).

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at August 31, 2010.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

10.	Other long-term liabilities

	2010	2009
Public benefits associated with acquisitions	4,023	808
Unearned revenue	8,942	8,156
Program rights payable	31,959	25,435
Long-term employee obligations	9,830	2,386
Deferred leasehold inducements	7,075	5,117
Derivative fair value	-	17,851
Merchandising and trademark liabilities	13,745	10,885
Capital lease accrual	15,849	-
Other	-	2,722
	91,423	73,360

11.	Share capital

Authorized
The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares and Class 1 and Class 2 Preferred Shares.

Class A Voting Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible into an equivalent number of Class A Voting Shares in limited circumstances.

The Class A Preferred Shares are redeemable at any time at the demand of Corus and retractable at any time at the demand of a holder of a Class A Preferred Share for an amount equal to the consideration received by Corus at the time of issuance of such Class A Preferred Shares. Holders of Class A Preferred Shares are entitled to receive a non-cumulative dividend at such rate as Corus’ Board of Directors may determine on the redemption amount of the Class A Preferred Shares. Each of the Class 1 Preferred Shares, the Class 2 Preferred Shares, the Class A Voting Shares and the Class B Non-Voting Shares rank junior to and are subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the Class A Preferred Shares in connection with the payment of dividends.

The Class 1 and Class 2 Preferred Shares are issuable in one or more series with attributes designated by the Board of Directors. The Class 1 Preferred Shares rank senior to the Class 2 Preferred Shares.

In the event of liquidation, dissolution or winding-up of Corus or other distribution of assets of Corus for the purpose of winding up its affairs, the holders of Class A Preferred Shares are entitled to a payment in priority to all other classes of shares of Corus to the extent of the redemption amount of the Class A Preferred Shares, but will not be entitled to any surplus in excess of that amount. The remaining property and assets will be available for distribution to the holders of the Class A Voting Shares and Class B Non-Voting Shares, which shall be paid or distributed equally, share for share, between the holders of the Class A Voting Shares and the Class B Non-Voting Shares, without preference or distinction.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

Issued and outstanding
The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2008 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2008	3,445,858	26,684	77,361,578	821,573	848,257
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,330)	(10)	1,330	10	-
Issuance of shares under stock option plan	-	-	40,132	597	597
Shares repurchased	-	-	(794,966)	(8,450)	(8,450)
Repayment of executive stock purchase loans	-	-	-	198	198
Balance as at August 31, 2009	3,444,528	26,674	76,608,074	813,928	840,602
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(400)	(3)	400	3	-
Issuance of shares under stock option plan	-	-	888,410	12,027	12,027
Issuance of shares under dividend reinvestment plan	-	-	198,354	3,731	3,731
Repayment of executive stock purchase loans	-	-	-	295	295
Balance as at August 31, 2010	3,444,128	26,671	77,695,238	829,984	856,655

There are no Class A Preferred Shares, Class 1 Preferred Shares or Class 2 Preferred Shares outstanding at August 31, 2010.

Stock option plan
Under the Company’s stock option plan (the “plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company. The number of Class B Non-Voting Shares which the Company is authorized to issue under the plan is 10% of the issued and outstanding Class B Non-Voting Shares. All options granted are for terms not to exceed 10 years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

A summary of the changes to the stock options outstanding since August 31, 2008 is presented as follows:

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

	Number of options (#)	Weighted average exercise price ($)
Outstanding as at August 31, 2008	3,869,288	13.85
Granted	464,500	17.62
Forfeited or expired	(904,406)	15.76
Exercised	(40,132)	14.44
Outstanding as at August 31, 2009	3,389,250	13.85
Granted	393,073	17.51
Forfeited or expired	(82,325)	18.85
Exercised	(888,410)	11.54
Outstanding as at August 31, 2010	2,811,588	14.95

As at August 31, 2010, the options outstanding and exercisable consist of the following:

	Options outstanding			Options exercisable
Range of exercise prices ($)	Number outstanding (#)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number outstanding (#)	Weighted average exercise price ($)
11.00 - 11.95	1,406,815	1.0	11.91	1,406,815	11.91
12.48 - 17.50	717,100	4.5	16.75	358,200	16.00
17.62 - 22.65	687,673	5.2	19.29	245,050	19.97
	2,811,588	2.9	14.95	2,010,065	13.62

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the options’ vesting period on a straight-line basis. The Company has recorded stock-based compensation expense related to stock options for the year ended August 31, 2010 of $907 (2009 - $1,314; 2008 - $1,917).  This charge has been credited to contributed surplus.  Unrecognized stock-based compensation expense at August 31, 2010 related to the plan was $2,101.

The fair value of each option granted in fiscal 2010 and 2009 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2010	Fiscal 2009
Fair value	$3.65	$3.12
Expected life	5.6 years	5.4 years
Risk-free interest rate	2.77%	2.77%
Dividend yield	3.4%	3.4%
Volatility	28.7%	24.7%

On October 27, 2010, the Company granted a further 261,900 options for Class B Non-Voting Shares to eligible officers and employees of the Company.  These options are exercisable at $22.31 per share.

Dividends
The holders of Class A Voting Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid. The holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Voting Shares, an additional dividend at a rate of $0.005 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Voting Shares and Class B Non-Voting Shares participate equally, on a share-for-share basis, on all subsequent dividends declared.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

The total amount of dividends declared in fiscal 2010 was $48,445 (2009 - $47,946; 2008 - $47,326).

In September 2009, the Company announced that its Board of Directors had approved a discount of 2% for Class B Non-Voting Shares issued from treasury pursuant to the terms of its dividend reinvestment plan.  In fiscal 2010, the Company issued 198,354 Class B Non-Voting Shares, resulting in an increase in share capital of $3,731.

Earnings (loss) per share
The following is a reconciliation of the numerator and denominator (in thousands) used for the computation of the basic and diluted earnings (loss) per share amounts:

	2010	2009	2008
Net income (loss) for the year (numerator)	126,734	(56,635)	129,835

Weighted average number of shares outstanding (denominator)
Weighted average number of shares outstanding - basic	80,747	80,067	82,944
Effect of dilutive securities	608	-	1,575
Weighted average number of shares outstanding - diluted	81,355	80,067	84,519

The calculation of diluted earnings (loss) per share for fiscal 2010 excluded 251,854 weighted average Class B Non-Voting Shares (2009 - nil; 2008 - 171,581) issuable under the plan because these options were not ‘in-the-money’.  The calculation of diluted loss per share for fiscal 2009 did not include the effect of any potentially dilutive securities as the assumed issuance of Class B Non-Voting Shares in that period is anti-dilutive.

Executive stock purchase loans
In October 2001, the Board of Directors of the Company authorized the granting of loans to certain of its executive officers in order to finance the acquisition of Class B Non-Voting Shares of the Company on the open market. These loans are non-interest-bearing and are secured by a promissory note and the relevant Class B Non-Voting Shares. Each loan has a 10-year term from December 1, 2001, with annual installments at the greater of 10% of the original principal or 10% of the employee’s pre-tax bonus for the most recently completed financial year of the Company. As at August 31, 2010, the Company had loans receivable of $223 (2009 - $518) from certain qualifying executive officers. As at August 31, 2010, the market value of the shares held as collateral for the loans was $1,016 (2009 - $1,437).

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

Performance Share Units
The Company has granted Performance Share Units (“PSUs”) to certain employees.  Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the TSX at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  Compensation expense related to the PSUs is accrued over the term of the restriction period based on the expected total compensation to be paid out at the end of the restriction period, factoring in the probability of any performance-based criteria being met during the period.  The stock-based compensation expense recorded in fiscal 2010 in respect of this plan was $1,448 (2009 - recovery of $8; 2008 - expense of $1,264).

Long-term incentive plan
In fiscal 2006, the Company implemented a long-term incentive plan for senior management based on shareholder appreciation targets.  Originally, each unit granted under this plan entitled the participant to receive, at the Company’s option, one Class B Non-Voting Share or a cash payment in an amount equal to the closing price of one Class B Non-Voting Share traded on the TSX at the end of the restriction period.

In fiscal 2008, 2009 and 2010, 156,400, 263,900 and 570,341 units were granted, respectively, with vesting periods between three and five years.  The stock-based compensation expense recorded in fiscal 2010 in respect of this plan was $5,415 (2009 - $3,840; 2008 - $5,987). This charge has been credited to other long-term liabilities.

Units that vested on August 31, 2009 were paid in cash in fiscal 2010.  This resulted in a reduction of $3,474 to contributed surplus in fiscal 2010.

In fiscal 2010, the plan text was modified to remove the option of settling the plan in shares.  As a result, the $1,185 credited to contributed surplus prior to fiscal 2010 was transferred to other long-term liabilities.

Other
The Company allows directors and senior management to receive their directors’ fees or short-term incentive compensation, respectively, in the form of deferred share units.  Each deferred share unit has the same value as a Class B Non-Voting Share. These deferred share units are fully vested upon grant, and the value is paid in cash to the holder following termination of service or employment.  At August 31, 2010 there were 168,827 deferred share units outstanding (2009 - 171,819 deferred share units).

Normal Course Issuer Bid
The shares purchased for cancellation since August 31, 2007 are as follows:

	#	$	Average	#	$	Average
February 14, 2008	-	-	-	1,570,400	38,479	24.50
February 14, 2009	794,966	15,083	18.97	2,818,000	52,965	18.80
	794,966	15,083	18.97	4,388,400	91,444	20.84

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

During fiscal 2009, the total cash consideration paid exceeded the carrying value of the shares repurchased by $6,644 (2008 - $44,889; 2007 - $20,193), which was charged to retained earnings.

12.	Interest expense

	2010	2009	2008
Interest on long-term debt	36,550	29,350	33,049
Imputed interest on long-term liabilities	8,635	7,054	6,390
Other	2,038	1,022	1,874
	47,223	37,426	41,313

13.	Other expense (income), net

	2010	2009	2008
Interest income	(1,268)	(1,206)	(1,042)
Foreign exchange losses	446	1,739	823
Losses (income) from equity investments	(530)	318	1,343
Pre-occupancy Corus Quay rent	8,396	-	-
Retroactive tariff adjustment	5,052	-	-
Loss (gain) on disposal	2,575	(7,163)	-
Investment writedowns	-	6,228	-
Other	301	(120)	587
	14,972	(204)	1,711

In December 2008, the Copyright Board held a consolidated proceeding to hear five copyright tariff proposals for commercial radio covering the calendar year 2008 and beyond.  During the fourth quarter of fiscal 2010, the Copyright Board issued its commercial radio tariff decision for the use of music covering both the performance rights and the reproduction rights, which calls for the introduction of two new regulated tariffs to be paid to AVLA/SOPROQ and Artistl, and sets increased royalties to be paid to CSI, all retroactive to January 1, 2008 and January 1, 2009 respectively.  The Copyright Board decision calls for the rates under tariffs for SOCAN and Re:Sound (formerly NRCC) to remain unchanged until December 31, 2010 and December 31, 2011 respectively.

Consequently, the Company recognized during the fourth quarter of fiscal 2010, a total expense of $7.8 million of which $5.0 million represented the retroactive portion of the tariff increases related to fiscal 2008 and fiscal 2009, and $2.8 million represented the incremental portion related to fiscal 2010.  Most of this total expense resulted from new royalties’ payable under the tariffs for AVLA/SOPROQ.

14.	Income taxes

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax liability and asset as at August 31 are as follows:

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

	2010	2009
Deferred charges deducted for tax purposes capitalized for accounting purposes	406	599
Capital cost allowance in excess of book depreciation	1,566	(349)
Deferred partnership income	1,931	2,441
Differences in tax and accounting cost bases for investments	3,787	5,056
Broadcast licenses and other intangible assets	120,004	137,070
Other, net	2,252	2,308
Total future tax liability	129,946	147,125
Book depreciation in excess of capital cost allowance	16,783	18,040
Loss carryforwards, net of valuation allowances	5,449	3,775
Deferred gain on sale of investment	281	344
Amortization deducted for accounting purposes in excess of tax purposes	8,091	10,941
Differences in tax and accounting cost bases for investments	1,669	1,238
Differences in revenue recognition for tax and accounting purposes	557	1,380
Other, net	5,023	10,353
Total future tax asset	37,853	46,071
Net future tax liability	92,093	101,054
Less current portion of future tax asset	6,423	1,788
	98,516	102,842

Significant components of the income tax expense are as follows:

	2010	2009	2008
Current tax expense	49,286	42,713	42,840
Future tax resulting from temporary differences	2,751	(26)	6,750
Future tax resulting from losses	(1,959)	10,784	13,074
Future tax resulting from tax rate changes	(14,259)	193	(10,266)
Recovery of various future tax liabilities	-	1,050	(12,841)
Other	(700)	1,636	(4,038)
	35,119	56,350	35,519

The reconciliation of income tax attributable to operations computed at the statutory rates to income tax expense is as follows:

	2010		2009		2008
	$	%	$	%	$	%
Tax at combined federal and provincial rate	53,115	31.7	1,442	33.0	57,744	34.0
Broadcast license and goodwill impairment	-	-	54,801	1,252.8	-	-
Reduction in future taxes resulting from statutory rate change	(14,259)	(8.5)	193	4.4	(10,266)	(6.0)
Increase (recovery) of various tax liabilities	(2,029)	(1.2)	1,885	43.1	(13,302)	(7.8)
Other	(1,708)	(1.1)	(1,971)	(45.0)	1,343	0.7
	35,119	20.9	56,350	1,288.3	35,519	20.9

The Company recognizes as a future tax asset the benefit of capital and non-capital loss carryforwards to the extent it is more likely than not that the benefit will be realized. As at August 31, 2010, the Company had available loss carryforwards of approximately $41,400. A future tax asset of $11,387 (2009 - $10,694) has been recognized in respect of these carryforwards, net of a valuation allowance of $5,938 (2009 - $6,919).

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

The available loss carryforwards will expire as follows:

2011	1,100
2015	900
2026	100
2028	3,700
2029	6,900
2030	11,900
No expiration	16,800
41,400

15.	Business segment information

The Company’s business activities are conducted through two divisions and five segments:

Radio
The Radio division comprises 49 radio stations, situated primarily in high-growth urban centres in Canada.  Revenues are derived from advertising aired over these stations.  Results for the Radio segments are presented on a geographic basis for Radio West, Radio Ontario, and Radio Quebec and other.

Television
The Television division includes interests in several specialty television networks, pay television, conventional television stations, cable advertising services, the Nelvana production studio and the related distribution and licensing business.  Revenues are generated from subscriber fees, advertising and the licensing of proprietary films and television programs, merchandise licensing and publishing.  Results for the Television segments are presented for Kids and Specialty and Pay.

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

Management evaluates each division’s performance based on revenues less direct cost of sales, general and administrative expenses. Segment profit excludes depreciation, interest expense, broadcast license and goodwill impairment charges, disputed regulatory fees, debt refinancing loss, restructuring charges and certain other income and expenses (note 13).

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

Revenues and segment profit
Year ended August 31, 2010

	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	261,124	575,097	-	-	836,221
Direct cost of sales, general and administrative expenses	195,593	348,418	28,141	-	572,152
Segment profit	65,531	226,679	(28,141)	-	264,069
Depreciation	7,088	10,000	6,063	-	23,151
Interest expense	788	5,091	41,344	-	47,223
Disputed regulatory fees	(8,901)	(7,293)	-	-	(16,194)
Debt refinancing loss	-	-	14,256	-	14,256
Restructuring charges	5,506	5,055	2,363	-	12,924
Other expense (income), net	2,488	2,148	10,336	-	14,972
Income before income taxes and non-controlling interest	58,562	211,678	(102,503)	-	167,737

Year ended August 31, 2009

	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	258,912	530,014	-	(208)	788,718
Direct cost of sales, general and administrative expenses	198,574	320,869	18,293	(208)	537,528
Segment profit	60,338	209,145	(18,293)	-	251,190
Depreciation	6,798	9,593	4,313	-	20,704
Interest expense	928	5,163	31,335	-	37,426
Broadcast license and goodwill impairment	175,000	-	-	-	175,000
Disputed regulatory fees	2,746	2,512	-	-	5,258
Restructuring charges	8,632	-	-	-	8,632
Other expense (income), net	(744)	853	(313)	-	(204)
Income before income taxes and non-controlling interest	(133,022)	191,024	(53,628)	-	4,374

Year ended August 31, 2008

	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	286,449	500,966	-	(259)	787,156
Direct cost of sales, general and administrative expenses	210,945	301,361	22,979	(259)	535,026
Segment profit	75,504	199,605	(22,979)	-	252,130
Depreciation	6,533	10,473	5,048	-	22,054
Interest expense	1,042	4,643	35,628	-	41,313
Disputed regulatory fees	6,155	4,781	-	-	10,936
Restructuring charges	3,476	2,440	226	-	6,142
Other expense (income), net	118	4,415	(2,822)	-	1,711
Income before income taxes and non-controlling interest	58,180	172,853	(61,059)	-	169,974

In addition to evaluating performance of the divisions in total, management measures performance at the operating segment level.  The following tables present further details on the operating segments within the Radio and Television divisions:

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

Revenues

	2010	2009	2008
Radio
West	93,470	100,544	115,462
Ontario	92,052	85,185	94,465
Quebec and other	75,602	73,183	76,522
	261,124	258,912	286,449

Television
Kids	240,568	222,925	223,796
Specialty and Pay	334,529	307,089	277,170
	575,097	530,014	500,966

Segment profit

	2010	2009	2008
Radio
West	30,295	35,319	43,530
Ontario	27,417	23,681	29,449
Quebec and other	7,819	1,338	2,525
	65,531	60,338	75,504

Television
Kids	97,126	89,745	86,640
Specialty and Pay	129,553	119,400	112,965
	226,679	209,145	199,605

Revenues are derived from the following areas:

	2010	2009	2008
Advertising	435,024	418,992	462,711
Subscriber fees	283,170	257,471	225,202
Other	118,027	112,255	99,243
	836,221	788,718	787,156

Revenues are derived from the following geographical sources, by location of customer:

	2010	2009	2008
Canada	774,844	728,277	738,914
International	61,377	60,441	48,242
	836,221	788,718	787,156

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

Segment assets

	2010	2009
Radio
West	240,682	242,568
Ontario	202,089	202,918
Quebec and other	95,954	99,950
Television
Kids	599,691	569,009
Specialty and Pay	777,838	716,645
Corporate	143,001	43,613
	2,059,255	1,874,703

Assets are located primarily within Canada.

Capital expenditures by division

	2010	2009	2008
Radio	3,618	5,194	6,900
Television	2,030	3,185	5,457
Corporate	77,401	14,124	5,195
	83,049	22,503	17,552

Property, plant and equipment are located primarily within Canada.

16.	Business combinations and dispositions

In fiscal 2010, the Company completed the acquisition of the specialty television services Drive-In Classics and SexTV.  The Canadian Radio-television and Telecommunications Commission (“CRTC”) approved the acquisition on November 19, 2009 and the Company took over ownership and operation of these services, rebranded as Sundance Channel and W Movies, respectively, on November 30, 2009.  The results of operations of these services, as well as their assets and liabilities, are included in the Specialty and Pay segment of the Television division effective December 1, 2009.  The total cash consideration paid was $40.0 million.  The purchase equation, which was accounted for using the purchase method, is summarized below:

Assigned value of net assets acquired:
Broadcast licenses	23,000
Goodwill	21,000
Other long-term liabilities	(4,000)
Cash consideration given	40,000

In fiscal 2009, the Company completed the acquisition of the analog specialty television service Canadian Learning Channel (“CLT”).  The total cash consideration paid was approximately $76.5 million, including customary closing adjustments.  The CRTC approved the acquisition on August 22, 2008 and the Company took over ownership and operation of CLT, subsequently rebranded VIVA, on September 1, 2008.  The results of operations of VIVA are included in the Company’s consolidated financial statements from the date of acquisition.  The purchase equation, which was accounted for using the purchase method, is summarized below:

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

Assigned value of net assets acquired:
Working capital	2,506
Program and film rights	1,501
Broadcast licenses	40,500
Goodwill	43,574
Future tax liabilities	(11,548)
Cash consideration given	76,533

In fiscal 2009, the Company ceased operations of its residential audio business and completed the sale of selected assets for proceeds of $13,312, resulting in a pre-tax gain of $7,163 (note 13).  Management will be providing operational and consulting services to the purchaser.  Included in the proceeds is a contingent amount of $2,250, which will be recognized on the completion of certain performance-based criteria.

17.	Joint ventures

The following amounts, included in these consolidated financial statements, represent the Company’s proportionate share in joint ventures:

	2010	2009
Current assets	43,382	31,228
Long-term assets	14,263	25,871
Current liabilities	12,919	17,463
Long-term liabilities	1,067	1,468

Cash provided by operating activities	13,006	8,746
Cash used in investing activities	(94)	(413)

Revenues	56,383	49,474
Expenses	39,871	36,928
Net income for the year	16,512	12,546

18.	Capital management

The Company’s capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders.  The Company defines capital as the aggregate of its shareholders’ equity and long-term debt less cash and cash equivalents.

Total managed capital is as follows:

	2010	2009
Long-term debt	691,891	651,767
Cash and cash equivalents	(7,969)	(10,922)
Net debt	683,922	640,845
Shareholders’ equity	955,948	854,278
	1,639,870	1,495,123

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

The Company manages its capital structure in accordance with changes in economic conditions.  In order to maintain or adjust its capital structure, the Company may elect to issue or repay long-term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances.

The Company monitors capital based on a number of criteria, including: net debt to segment profit ratio and dividend yield.  The Company’s current stated objectives are to maintain a net debt to segment profit ratio of a maximum of 3.0 to 3.5 times, and maintain a dividend yield in excess of 2.5%.  The Company believes that these objectives provide a reasonable framework for providing a return to its shareholders.  The Company is currently operating within these internally imposed constraints.

The Company is not subject to any externally imposed capital requirements, and there has been no change in the Company’s capital management approach during the year.  As a result of issuing the Notes (note 9), the Company is required to maintain certain financial covenants.

19.	Financial instruments

The following table sets out the classification of financial and non-financial assets and liabilities as at August 31, 2010:

	Held for trading	Available for sale	Loans and receivables	Other financial liabilities	Non-financial	Total carrying amount
Cash and cash equivalents	7,969	-	-	-	-	7,969
Accounts receivable	-	-	175,134	-	-	175,134
Investments and other assets	-	431	954	-	21,314	22,699
Other non-financial assets	-	-	-	-	1,853,453	1,853,453
Total assets	7,969	431	176,088	-	1,874,767	2,059,255

Accounts payable and accrued liabilities	-	-	-	203,422	-	203,422
Long-term debt	-	-	-	691,891	-	691,891
Other long-term liabilities	-	-	-	61,553	29,870	91,423
Other non-financial liabilities	-	-	-	-	98,516	98,516
Total liabilities	-	-	-	956,866	128,386	1,085,252

Fair values
The fair values of financial instruments included in current assets and current liabilities approximate their carrying values due to their short-term nature.

The fair value of publicly-traded shares included in investments and other assets is determined by quoted share prices in active markets.  The fair value of other financial instruments included in this category is determined using other valuation techniques.

The fair value of bank loans is estimated based on discounted cash flows using year-end market yields, adjusted to take into account the Company’s own credit risk.  Due to the fact the Company’s bank loans were refinanced recently, at August 31, 2010, the Company has estimated the fair value of its bank debt to be approximately equal to its carrying amount.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

The fair value of the Company’s Notes is estimated based on the trading price of the Notes, adjusted to take into account the Company’s own credit risk.  At August 31, 2010, the Company has estimated the fair value of its Notes to be approximately $516,700.

The fair values of financial instruments in other long-term liabilities approximate their carrying values as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

The fair values of derivative financial instruments are determined based on management’s estimates, supported by quotations by the counterparties to the agreements.  In particular, management uses a valuation model that projects future cash flows and discounts the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates, adjusted to take into account the Company’s own credit risk.

Fair value estimates are made at a specific point in time, based on relevant market information andinformation about the financial instrument.  These estimates are subjective in nature and involveuncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Risk management
The Company is exposed to various risks related to its financial assets and liabilities.  These risk exposures are managed on an ongoing basis.

Credit risk
In the normal course of business, the Company is exposed to credit risk from its accounts receivable from customers.  The carrying amounts for accounts receivable are net of applicable allowances for doubtful accounts, which are estimated based on past experience, specific risks associated with the customer and other relevant information.

The Company is also exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments.  The Company manages its counterparty risk by only accepting major financial institutions with high credit ratings as counterparties.

The maximum exposure to credit risk is the carrying amount of the financial assets.

The following table sets out details of the age of receivables and allowance for doubtful accounts as at August 31 as follows:

	2010	2009
Trade accounts receivable
Current	85,055	73,787
One to three months past due date	61,649	49,530
Over three months past due date	19,979	12,994
	166,683	136,311
Other receivables	11,535	13,868
	178,218	150,179
Less allowance for doubtful accounts	3,084	3,395
	175,134	146,784

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

The following table sets out the continuity for the allowance for doubtful accounts as at August 31 as follows:

	2010	2009
Balance at beginning of the period	3,395	3,684
Provision for doubtful accounts	1,201	1,925
Write-off of bad debts	(1,512)	(2,214)
Balance at the end of the period	3,084	3,395

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Company manages liquidity risk primarily by maintaining sufficient unused capacity within its long-term debt facility, and by continuously monitoring forecast and actual cash flows.  The unused capacity at August 31, 2010 was $290,000.  Further information with respect to the Company’s long-term debt facility is provided in note 9.

The following table sets out the undiscounted contractual obligations related to repayment of long-term debt, program rights payable and other liabilities as at August 31, 2010:

	Total	Less than one year	One to three years	Beyond three years
Long-term debt	691,891	-	191,892	500,000
Interest on notes	233,832	36,250	72,500	125,082
Program rights payable	360,514	116,697	109,527	134,290
Accounts payable and other accrued liabilities	123,776	123,776	-	-
Other liabilities	13,965	1,730	3,578	8,656
	1,423,978	278,453	377,497	768,028

In addition to the financial liabilities in the table above, the Company will also pay interest on any long-term debt outstanding in future periods.  In fiscal 2010, the Company incurred interest on long-term debt of $36,550 (2009 - $29,350; 2008 - $33,049).

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuers or factors affecting all instruments traded in the market.

The Company is exposed to foreign exchange risk through its treasury function, international content distribution operations, and U.S. dollar denominated programming purchasing.  The most significant foreign currency exposure is to movements in the U.S. dollar to Canadian dollar exchange rate and the U.S dollar to euro exchange rate.  The impact of foreign exchange on income before income taxes and non-controlling interest is detailed in note 21. An assumed 10% increase or decrease in exchange rates as at August 31, 2010 would not have had a material impact on net income or other comprehensive income for the year.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

The Company is exposed to interest rate risk on the bankers’ acceptances issued at floating rates under its bank loan facility.  Historically, the Company managed this risk through the use of interest rate swaps to fix the interest rate. In fiscal 2010, the Company reduced its exposure to interest rate fluctuations by issuing fixed rate debt and used the proceeds to pay down a portion of its floating rate debt.  An assumed 1% increase or decrease in short-term interest rates during the year ended August 31, 2010 would not have had a material impact on net income for the year.

Other considerations

The Company does not engage in trading or other speculative activities with respect to derivative financial instruments.

20.	Consolidated statements of cash flows

Additional disclosures with respect to the consolidated statements of cash flows are as follows:

Net change in non-cash working capital balances consists of the following:

	2010	2009	2008
Accounts receivable	(28,272)	12,594	(5,007)
Prepaid expenses and other	(3,631)	(4,239)	186
Accounts payable and accrued liabilities	24,452	(16,463)	3,687
Income taxes payable and recoverable	5,512	(4,108)	(2,777)
Other long-term liabilities	7,934	5,153	(6,814)
Other	(2,519)	2,414	5,761
	3,476	(4,649)	(4,964)

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	2010	2009	2008
Interest paid	37,799	31,178	35,031
Interest received	1,268	1,206	1,042
Income taxes paid	44,036	50,104	46,796

21.	Foreign exchange gains and losses

The Company has reflected certain gains and losses in its consolidated statements of income (loss) as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities, while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	2010	2009	2008
Direct cost of sales, general and administrative expenses	(502)	(47)	(423)
Other expense (income), net	446	1,739	823
Total foreign exchange losses (gains)	(56)	1,692	400

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

In addition, the Company has reflected exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations as a separate component of other comprehensive income (loss).  The significant elements that give rise to these gains and losses are the working capital and film investments of the Company’s international film distribution business.

22.	Accumulated other comprehensive loss

	2010	2009
Foreign currency translation adjustment	(11,498)	(11,474)
Unrealized gain on available-for-sale investments, net of tax of $58	342	142
Unrealized loss on cash flow hedge	-	(12,675)
	(11,156)	(24,007)

23.	Government financing and assistance

Revenues include nil (2009 - nil; 2008 - $1,704) of production financing obtained from government programs. This financing provides a supplement to a production series’ Canadian license fees and is not repayable.

As well, revenues include $1,240 (2009 - $768; 2008 - $853) of government grants relating to the marketing of books in both Canada and international markets. The majority of the grants are repayable if the average profit margin for the three-year period following receipt of the funds equals or is greater than 10%.

24.	Commitments, contingencies and guarantees

The Company and its subsidiaries are involved in litigation matters arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

The Company has various long-term lease agreements for each of the next five years and thereafter as follows:
	Capital leases	Operating leases	Total
2011	8,450	24,146	32,596
2012	8,450	23,642	32,092
2013	6,732	23,147	29,879
2014	1,194	22,893	24,087
2015	434	23,520	23,954
Thereafter	-	311,574	311,574
	25,260	428,922	454,182

Operating leases are for the use of facilities and equipment.  During fiscal 2010, rental expenses recognized in direct cost of sales, general and administrative expenses totaled approximately $17,027 (2009 - $14,623; 2008 - $13,556) and pre-occupancy rent recognized in other expenses totaled approximately $8,396 (2009 — nil; 2008 — nil).

Capital leases are for the use of computer hardware, telephones, furniture and broadcast equipment. The leases range between three and five years remaining and bear interest rates varying from 4.1% to 5.9%.  During the year, the Company incurred interest totaling approximately $340.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

The Company has entered into various agreements for the right to broadcast or distribute certain film, television and radio programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific films, television and radio programs or certain levels of future productions. The acquisition of these broadcast and distribution rights is contingent on the actual delivery of the productions. Management estimates that these agreements will result in future program and film expenditures of approximately $360,515.  In addition, the Company has commitments of $13,672 for future TV script production.

The Company has commitments related to trademarks until October 2018 for a total of approximately $27,157.  The Company has certain additional annual commitments, some of which are contingent on performance, to pay royalties for trademark rights.  In addition, the Company has licenses and other commitments over the next five years to use specific software, signal and satellite functions of approximately $53,720.  Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties, with limited exceptions.

Many of the Company’s agreements, specifically those related to acquisitions and dispositions of business assets, included indemnification provisions where the Company may be required to make payments to a vendor or purchaser for breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, environmental issues, consents to transfer, employment matters, litigation, taxes payable and other potential material liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. As at August 31, 2010, management believed there was only a remote possibility that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for directors and officers of the Company and its subsidiaries.

Corus and a related party have entered into a contra agreement for the exchange of $2,500 in media time until August 31, 2011.  The Company’s obligation will be settled with a    combination of interactive impressions, radio and television spots.

In October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees.  The settlement included waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009.  The Company had accrued $16,194 over that period, and reversed this accrual in the first quarter of fiscal 2010.  In fiscal 2010, the Company began accruing for the revised fee, and in the full fiscal year incurred a charge of $3.9 million.  This charge is included in segment profit.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

In April 2010, the Company entered into an agreement, conditional upon CRTC and Commissioner of Competition approval of the transaction in its current form, to sell certain Quebec radio stations for $80 million to Cogeco Inc.  Should the regulatory approvals not be obtained, Cogeco may elect not to close the transaction.

25.	Related party transactions

The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

During the year, the Company received cable service subscriber, programming and advertising fees of $124,889 (2009 - $114,863; 2008 - $102,415), production and distribution revenue of $1,156 (2009 - $525; 2008 - $850) and administrative and other fees of $5,404 (2009 - $7,234; 2008 - $6,403) from related parties. In addition, the Company paid cable and satellite system distribution access fees of $4,633 (2009 - $6,047; 2008 - $4,478) and administrative and other fees of $3,514 (2009 - $2,810; 2008 - $2,956) to related parties.  As at August 31, 2010, the Company had $29,534 (2009 - $22,971) receivable from related parties.

The Company provided related parties with interactive impressions, radio and television spots in return for television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Included in other investments (note 4) and share capital (note 11) are loans of $484 (2009 - $1,060) made to certain executive officers of the Company for housing or investment purposes. The loans are collateralized by charges on the officers’ personal residences and/or by related investment. The loans are non-interest-bearing and are due between December 1, 2011 and October 31, 2022.

26.	Employee future benefits

The Company has a defined contribution plan for qualifying full-time employees. Under the plan, the Company contributes up to 5% of an employee’s earnings, not exceeding the limits set by the Income Tax Act (Canada). In late fiscal 2009, the Company temporarily reduced the pension contribution to 1% of qualifying employees’ earnings.  The amount contributed in 2010 related to the defined contribution plan was $606 (2009 - $4,626; 2008 - $6,195). The amount contributed is approximately the same as the expense included in the consolidated statements of income (loss).

In fiscal 2008, the Company introduced a non-contributory defined benefit pension plan for certain of its senior executives.  Benefits under this plan are based on the employee’s highest three-year average rate of pay during their most recent ten years of service, accrue starting from the date of the implementation of the plan, and may include a benefit for past service.  The Company recorded an expense of $1,052 in fiscal 2010 in respect of this plan (2009 - $552; 2008 - $450).

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

27.	Reconciliation of Canadian GAAP to U.S. GAAP

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with Canadian GAAP.  The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with U.S. GAAP:

Reconciliation to U.S. GAAP

	2010	2009	2008
Net income (loss) using Canadian GAAP	126,734	(56,635)	129,835
Add adjustments for:
Interest capitalization (i), net of depreciation	1,590	—	—
Non-controlling interests (iii)	5,884	4,659	4,620
Net income (loss) using U.S. GAAP	134,208	(51,976)	134,455
Net income attributable to non-controlling interests	5,884	4,659	4,620
Net income (loss) attributable to Corus shareholders	128,324	(56,635)	129,835

Comprehensive income (loss) using Canadian GAAP	139,585	(60,492)	114,847
Add adjustments for changes in:
Net adjustments to net income (loss) noted above	7,474	4,659	4,620
Comprehensive income (loss) using U.S. GAAP	147,059	(55,833)	119,467
Comprehensive income (loss) attributable to non-controlling interests	5,884	4,659	4,620
Comprehensive income (loss) attributable to Corus shareholders	141,175	(60,492)	114,847
Earnings (loss) per share attributable to Corus using U.S. GAAP
Basic	$1.59	$(0.71)	$1.57
Diluted	$1.58	$(0.71)	$1.54

Selected consolidated balance sheet items using U.S. GAAP

	2010		2009
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Capital assets (i)	161,585	163,705	76,450	76,450
Broadcast licenses and goodwill (ii)	1,277,195	1,285,480	1,235,770	1,244,055
Future tax liability	98,516	101,117	102,842	106,369
Non-controlling interests (iii)	18,055	—	21,401	—
Shareholders’ equity (iii)	955,948	963,752	854,278	859,036
Non-controlling interests (iii)	—	18,055	—	21,401
Retained earnings	98,669	106,473	20,380	25,138

The cumulative effect of these adjustments on shareholders’ equity is as follows:

	2010	2009
Retained earnings
Interest capitalization (i)	1,590	-
Equity in earnings of investees (ii)	6,214	4,758
Non-controlling interests (iii)	18,055	21,401

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

Areas of material difference between Canadian GAAP and U.S. GAAP and their impact on the consolidated financial statements are as follows:

(i) Interest capitalization
Under U.S. GAAP, the costs incurred in financing expenditures for an asset during the construction period is considered a part of the asset’s historical acquisition costs and must be capitalized, which is one of the available choices under Canadian GAAP.  The interest attributable to the construction of the leaseholds in Corus Quay has been capitalized from the beginning of construction of the leaseholds to their completion as required by U.S. GAAP.

(ii) Equity in earnings of investees
Under Canadian GAAP, the investments in Nelvana’s 20% interest in TELETOON in fiscal 2001 and Western International Communications Ltd. (“WIC”) in fiscal 2000 were accounted for using the cost method of accounting until CRTC approval was received for the transactions. When the Company received CRTC approval, the amount in the accounts under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under U.S. GAAP, equity accounting for the investments is used from the date the Company first acquired shares in Nelvana and WIC.

(iii) Non-controlling interests
Non-controlling interests represents the portion of a majority-owned subsidiary’s net income that is owned by non-controlling shareholders.  U.S. authoritative guidance is effective for the Company in fiscal 2010 and relates to accounting for non-controlling shareholders.  It requires reporting entities to present non-controlling interests as equity (as opposed to a liability).  This results in the presentation of non-controlling interests as a component of equity on the consolidated balance sheets.

Accounting for uncertain tax positions
The liability for unrecognized tax benefits (“UTBs”) related to permanent and temporary tax adjustments, exclusive of interest, was $4,438 as at August 31, 2010 (2009 — $4,377).  Of this total, $3,052 of tax benefits would favourably affect the Company’s effective tax rate if the benefits were recognized in the consolidated financial statements.

The net change in the liability in fiscal 2009 and 2010 resulted from the following:

UTB balance as at September 1, 2008	6,404
Gross increase related to tax positions of prior years	617
Reductions related to settlements with taxing authorities	(2,644)
UTB balance as at September 1, 2009	4,377
Gross increase related to tax positions of prior years	221
Reductions related to settlements with taxing authorities	(160)
UTB balance as at August 31, 2010	4,438

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

The Company recognizes interest expense and penalties related to UTBs within the provision for income tax expense in the consolidated statements of income (loss).  The liability related to interest and penalties was $1,185 as at August 31, 2010 (2009 - $910).  During the year ended August 31, 2010, the Company recorded an expense of $275 in respect of interest expense and penalties related to UTBs.

The Company believes that it is reasonably possible that its UTB balance could decrease by $978 in the next 12 months as a result of a lapse of statute of limitations.

The following table summarizes, by major tax jurisdiction, the tax years that remain open to examination by the relevant taxing authorities:

Tax jurisdiction	Years subject to examination
Canada	2006 - forward
Ireland	2004 - forward
United States	2007 - forward

Fair Value Measurements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued guidance that defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. This guidance was effective for the Company beginning September 1, 2008, and had no impact on the consolidated financial statements.

The following table presents information related to the Company’s financial assets and liabilities measured at fair value on a recurring basis and the level within the guidance hierarchy in which the fair value measurements fall as at August 31, 2010:

	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Cash and cash equivalents	7,969	-	-
Investments and other assets	431	-	-
Assets carried at fair value	8,400	-	-

Accounts payable and accrued liabilities	-	-	-
Liabilities carried at fair value	-	-	-

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2010, 2009 and 2008
(in thousands of Canadian dollars, except share information)

Recent United States accounting pronouncements
(a)	Adopted
Non-controlling Interests
In December 2007, the FASB issued guidance on the accounting and reporting for a non-controlling interest in a subsidiary, which was effective for fiscal years beginning after December 14, 2008.  This standard was adopted for the fiscal year beginning September 1, 2009.  Upon adoption of this guidance, the non-controlling interest is measured at 100% of the fair value of assets acquired and liabilities assumed.  For presentation and disclosure purposes, non-controlling interest is classified as a separate component of shareholders’ equity.  In addition, this standard changes the manner in which increases/decreases in ownership percentages are accounted for.  Changes in ownership percentages are recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time.  Finally, under this standard, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interest could have a negative carrying balance.  The provisions of this standard are applied prospectively with the exception of the presentation and disclosure provisions, which are applied for all prior periods presented in the financial statements.

Business Combinations
In March 2009, the FASB issued additional authoritative guidance that requires all business acquisitions to be measured at fair value, the existing definition of a business was expanded, pre-acquisition contingencies are measured at fair value, most acquisition-related costs are recognized as an expense as incurred, as well as other changes.  The statement is effective prospectively, for the Company beginning September 1, 2009.  The Company has determined that the impact on its consolidated financial statement is not material.

Liabilities - Fair Value
In August 2009, the FASB amended authoritative guidance for determining the fair value of liabilities, which was effective October 1, 2009.  The amended guidance reiterates that the fair value measurements of a liability should be based on the assumption that the liability was transferred to a market participant on the measurement date and should include the risk of nonperformance.  In addition, the guidance establishes a hierarchy for determining the fair value of liabilities.   Specifically, an entity must first determine whether a quoted price, from an active market, is available for identical liabilities before utilizing an alternate valuation technique.  The adoption of this guidance did not have a significant impact on the Company’s Consolidated Financial Statements.

(b)	Pending
Variable Interest Entities
In June 2009, the FASB issued amendments to authoritative guidance on consolidation of variable interest entities, which will be effective for the Company effective September 1, 2010.  The amended guidance revises factors that should be considered by a reporting entity when determining whether an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.  This guidance also includes revised financial statement disclosures regarding the reporting entity’s involvement and risk exposure.  The Company does not expect the adoption of this guidance will have a significant impact on the Company’s Consolidated Financial Statements.

Revenue Recognition
FASB ASC 605, “Revenue Recognition for Multiple-Element Arrangements.”  In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Revenue Recognition (605) Multiple-Deliverable Revenue Arrangements (A Consensus of the FASB Emerging Issues Task Force) (ASU 2009-13), which amends existing accounting standards for revenue recognition for multiple-element arrangements. To the extent a deliverable within a multiple-element arrangement is not accounted for pursuant to other accounting standards, including ASC 985-605, Software-Revenue Recognition, ASU 2009-13 establishes a selling price hierarchy that allows for the use of an estimated selling price to determine the allocation of arrangement consideration to a deliverable in a multiple element arrangement where neither vendor-specific objective evidence nor third-party evidence is available for that deliverable. ASU 2009-13 is to be applied prospectively for revenue arrangements entered into or materially modified commencing fiscal 2011. Early adoption is permitted. The Company is currently evaluating the impact of the pending adoption of ASU 2009-13.

28.	Comparative consolidated financial statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2010 consolidated financial statements.